April 27, 2026

Joseph Dominguez
President and Chief Executive Officer
Constellation Energy Generation, LLC
1310 Point Street
Baltimore, Maryland 21231

       Re: Constellation Energy Generation, LLC
           Registration Statement on Form S-4
           Filed April 20, 2026
           File No. 333-295174
Dear Joseph Dominguez:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Patrick R. Gillard, Esq., of Ballard Spahr LLP